Filed by Commerce Union Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Community First, Inc.

(Commission File No. 000-49966)

# Updates and Questions

For updates about our merger, look on our intranet and either bank website. You can also send questions to:

HRquestions@reliantbank.com
integrationteam@reliantbank.com

Reliant Bank
GROW TOGETHER

reliantbank.com · (877) 221-2050

**Forward Looking Statements** All statements, other than statements of historical fact, included in this presentation are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "anticipate," "expect," "may," "will," "assume," "should," "predict," "could," "would," "intend," "targets," "estimates," "projects," "plans," "potential" and other similar words and expressions of the future are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Commerce Union Bancshares, Inc. (**"Commerce Union"**) and Community First, Inc. (**"Community First"**) of the proposed merger of Commerce Union and Community First, Commerce Union's and Community First's future financial and operating results (including the anticipated impact of the proposed merger of Commerce Union and Community First on the combined company's earnings per share and tangible book value) and Commerce Union's and Community First's plans, objectives and intentions.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Commerce Union and Community First to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger of Commerce Union and Community First may not be realized or take longer than anticipated to be realized, (2) the ability of Commerce Union and Community First to meet expectations regarding the timing and completion and accounting and tax treatment of the proposed merger, (3) the effect of the announcement of the proposed merger on employee and customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees and customers), (4) the risk that integration of Community First's operations with those of Commerce Union will be materially delayed or will be more costly or difficult than expected, (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (6) the amount of the costs, fees, expenses, and charges related to the proposed merger, (7) reputational risk and the reaction of the parties' customers, suppliers, employees or other business partners to the proposed merger, (8) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the proposed merger, (9) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the dilution caused by Commerce Union's issuance of additional shares of its common stock in the proposed merger and the private placement, and (11) general competitive, economic, political and market conditions. Additional factors which could affect the forward-looking statements can be found in Commerce Union's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Community First's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at http://www.sec.gov. Commerce Union and Community First believe the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Commerce Union and Community First disclaim any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

**Additional Information About the Proposed Merger and Where to Find It** In connection with the proposed transaction, Commerce Union intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Commerce Union and Community First and a prospectus of Commerce Union, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Commerce Union and Community First are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC's website or from Commerce Union or Community First as described below.

Investors and security holders are urged to carefully review and consider each of Commerce Union's and Community First's public filings with the SEC, including but not limited to their annual reports on Form 10-K, their proxy statements, their current reports on Form 8-K and their quarterly reports on Form 10-Q.

The documents filed by Commerce Union with the SEC may be obtained free of charge at Commerce Union's website at www.reliantbank.com under the heading "Investor Relations" or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Commerce Union by requesting them in writing to J. Daniel Dellinger, Chief Financial Officer, at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027 or by calling (615) 221-2020.

The documents filed by Community First with the SEC may be obtained free of charge at Community First's website at www.cfbk.com under the "Shareholders" heading or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Community First by requesting them in writing to Community First, Inc., 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401, Attention: Jon Thompson or Ashlee Pope, or by calling (931) 380-2265.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

**Participants in the Solicitation** Commerce Union, Community First, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Commerce Union's and Community First's shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commerce Union and their ownership of Commerce Union common stock is set forth in the definitive proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 19, 2017. Information about the directors and executive officers of Community First and their ownership of Community First common stock is set forth in the definitive proxy statement for Community First's 2017 annual meeting of shareholders, as previously filed with the SEC on April 3, 2017. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Commerce Union Bancshares, Inc.

Member FDIC


Reliant Bank and
Community First
Bank & Trust are
growing together.

“Coming together is a beginning.                Keeping together is progress.    Working together is success.”
— Henry Ford
[Graphic Appears Here]
The crew at Reliant Bank is thrilled with the opportunity to add Community First Bank & Trust to its winning team.
The decision for Reliant Bank (Reliant) and Community First Bank & Trust (Community First) to merge began with a simple conversation between senior representatives of both banks. As those discussions expanded and became more strategic in nature, possible long-term benefits became apparent — for shareholders, customers, communities and employees, including:
• Similar cultures of commitment to customers and the communities served.
• Markets that fit nicely together and allow customers to transact business at an increased number of locations.
• Advantages of scale. The financial industry is changing faster than at any time in history. Regulatory reform, risk management considerations, disruptive technologies, and demographic changes present challenges to our continued success. Larger-scale organizations have a competitive advantage.
• A strong and diverse team of employees with opportunities for growth and advancement.
Most importantly, this merger helps ensure Community First remains mostly a locally owned community bank committed to the future prosperity of its shareholders, customers and communities.
As an employee of Community First, you have a role in the success of this merger. Customers will look to you as a guide throughout the process. Educate yourself by carefully reviewing all materials that are provided. Be ready to confidently answer questions that may be posed and convey to customers and coworkers alike the value of becoming part of Reliant.
Please know the management teams of both banks are committed to open and honest dialogue to ensure a seamless transition. This communication element has been created to answer questions you may have regarding the merger. In addition, branch visits are scheduled over the course of the next few days so each of you has an opportunity to interact with the team from Reliant.
1

Who is Reliant Bank?
Reliant is the epitome of a successful de novo bank that reached profitability after only seven full months of operations, surpassed $100 million in assets in less than one year, and in the midst of the economic downturn, reported $300 million in assets — a milestone reached in less than three years.
What began as an initial conversation between DeVan Ard, Jr. and Farzin Ferdowsi in early 2004 set a strategy in motion to create a true community bank — locally owned and operated — and one on which customers could depend. Its name would be Reliant Bank. Tactical milestones were mapped and on January 9, 2006, Reliant Bank opened from a temporary location in Brentwood, Tennessee. That temporary location was quickly replaced with Reliant’s first permanent branch that opened in April 2007 at 1736 Carothers Parkway in Brentwood. Its Lenox location followed in 2008, opening on Nolensville Road in Nashville. In 2009, Reliant opened the doors in Maryland
Farms after acquiring the Brentwood location of
Magna Bank making it Reliant’s third location. In just over three years of operations, Reliant reached over $346 million in assets, expanded into Davidson County with its Nolensville Road location, and acquired a branch location from another bank.
Reliant’s fourth branch opened in 2010 and is located just off South Royal Oaks Boulevard in Franklin. This office is also home to the bank’s operations center which occupies the entire second floor of the two-story building.
In the spring of 2014, Reliant announced plans to merge with Commerce Union Bank in Robertson County.
Commerce Union Bank was established in August 2006, by William R. (Ron) DeBerry. Ron’s vision was to create an organization with customer relationships at its core. And, he wanted those relationships to make a difference in the way
Commerce Union conducted business. His bank’s reputation was one of integrity — every day, every deposit or loan, every check cashed, and every customer conversation.
Eight years later, Commerce Union had expanded its presence in Middle Tennessee with two additional branches in Sumner County, a loan and deposit production office in Davidson County, and had grown to approximately $300 million in assets. Similar to the Reliant culture, Commerce Union placed tremendous value on serving the community, treating people with respect, and doing a job well. And from a financial and strategic perspective, this combination was very attractive as the combined scale created opportunities to
Similar to the Reliant culture, Commerce Union placed tremendous value on serving the community, treating people with respect, and doing a job well.

increase profitability, expand the operating footprint and diversify the business mix. The merger was a successful combination of the very best qualities of each bank. Its completion on April 1, 2015 signaled a new era for Reliant Bank — creating a vibrant and resourceful regional financial institution with total assets of $791 million.
By July of that same year, Reliant enhanced its visibility to investors and improved the marketability of its shares for stockholders by listing its shares for trading on The NASDAQ Stock Market. The NASDAQ listing represented an important milestone that highlighted Reliant’s continued progress toward building long-term shareholder value.
The year 2016 was spent tactically developing growth plans. And rapid announcements began in the first quarter of 2017 including an expansion into Chattanooga, Tennessee — one of the state’s fastest growing metropolitan markets — with a loan production office and plans to expand its loan, deposit and treasury management opportunities through this addition. And at the same time, a new, full-service branch was introduced
— its position along the main corridor in Green Hills strategically connecting Franklin to Nashville on Hillsboro Road.
From the beginning, the Reliant vision was to create a locally owned and operated bank where service to customers and community came first. Reliant is a regional bank dedicated to the growth of its communities. Its purpose is to invoke a warm and welcoming spirit that attracts new generations while honoring longtime relationships.
At Reliant, banking is a people business. That means Reliant employees listen, get to know each customer, provide answers quickly and remain committed to building a community of friends that grow together.
Reliant is a strong, viable $1 billion banking organization integrated into its communities. Its solid foundation in business banking delivery has allowed for successful diversification in consumer lending and deposits. Its continued emphasis on creating an incredible customer experience has allowed Reliant to become a full-service commercial bank offering a variety of deposit, lending and mortgage products to business and consumer customers.
Reliant employees love what they do and consistently deliver exceptional customer service from 10 locations in Middle and East Tennessee. Giving back to the community is an important aspect of its life. And, the Reliant pledge remains the same — to be the source of dependable financial services and the best financial institution at building and being part of the communities it serves, one customer at a time.

Facts and Stats (as of June 30, 2017)
Asset Size: $1.003 Billion Deposits: $840 Million Loans: $719 Million Employees: 125
Locations
Reliant is based in Brentwood, Tennessee and operates banking centers in Davidson, Robertson, Rutherford, Sumner and Williamson Counties in Middle Tennessee and Hamilton County in East Tennessee.
[Graphic Appears Here]
Product Suite
Personal Savings
Whether you’re saving for a new home, a college education, or any of life’s events, Reliant offers a variety of account types including regular savings, student savings, CDs and IRAs, Money Market and HSAs to help customers make the most of their money.
Personal Checking
Reliant offers four checking accounts — Free, 50+,
Interest and Rewards — each with its own unique benefits. All personal checking accounts include:
• Free debit cards
• Free online banking and bill payment
• Free electronic statements with check images
• Free mobile banking and mobile deposit
• Up to $20 reimbursement of out-of-network ATM fees per month
• Preferred rate on certificates of deposit
Retirement and Investment Services
Whether you are just getting started or have an extensive portfolio, Reliant has the tools to help customers meet their individual investment needs.
Personal Loans
Various financing solutions are available for every life phase. Make your goals a reality with one of these loan types: deposit-secured, stock and bond secured, auto, boat, RV, motorcycle and personal lines of credit.
Online Presence @ reliantbank.com
Reliant’s digital channel includes financial tools and calculators, online banking, bill payment, online check ordering, online statements, and mobile account access — all at absolutely no cost to customers.
Mortgage Loans
A variety of mortgage products are available for home financing including conventional, fixed-rate, adjustable rate, FHA, VA, Jumbo and even new construction.

Business Savings
Reliant’s business savings helps clients’ money work harder. With options from Commercial
Money Market to Certificates of Deposit, we help maximize your earnings.
Business Checking
Reliant understands the demands of building a business and helps clients rise to the challenge with custom account options, the latest in banking technology, productive resources and convenient features.
Business Services
Reliant offers business clients competitive products and services that are technology based with a personal touch including:
• Payroll services through Inova to connect business clients with the area’s biggest payroll provider, offering financial savings through outsourcing payroll that simplifies complexities and tax filings.
• Remote deposit services that include desktop scanners for electronic deposit of checks that make last-minute dashes to a physical branch seem archaic.
• Bank@Work programs — value-added benefits for your employees at no cost to you.
• Positive Pay — an automated tool to help prevent fraud.
• Merchant Services — including credit card acceptance and check services for added convenience.
Business Loans
At Reliant, you’ll find flexible solutions that help your business grow. Whether it’s a first or next real estate acquisition, financing of equipment or assets, short-term financing for working capital, or help with a business acquisition or refinance of personal debt, we have a flexible solution and seasoned personal bankers to determine the best option for you.
Honors
• Named a member of the Sandler O’NeillSM
— All Stars Class of 2016, a list of 27 top-performing publicly traded small-cap banks and thrifts in the country. Over 400 publicly traded banks and thrifts were evaluated to identify the 27 outstanding institutions with market caps below $2.5 billion that surpassed barriers related to growth, profitability, credit quality and capital growth.
• Named Future 50 Award Winner (consecutively) by the Nashville Area Chamber of Commerce. This award recognizes key indicators of the most successful companies in the region. Recipients exhibit revenue and employment growth, but also possess leadership, innovation, vision, creativity and drive toward building a successful enterprise.
• Recognized by the American Bankers Association and recipient of the Community Impact Award presented by the Nashville Area Chamber of Commerce for its Personal Enrichment Program (PEP). This recognition identifies companies that display long-term commitment to Middle Tennessee through a community program or project. Reliant Bank’s PEP provides each employee with an annual allotment of 20 hours for community service activities. Through its PEP, Reliant Bank and its employees have given their time, talent, and hearts to 17 different agencies in the
Greater Nashville area.
• Named “Best Financial Institution” in the Tennessean’s annual “Toast of Music City Reader’s Choice Awards.”
• Named as one of only twelve companies in the Middle Tennessee area for the Nashville Business Journal’s Corporate Philanthropy Awards. This prestigious award recognizes companies for their outstanding volunteer and financial contributions to Middle Tennessee charities and nonprofit organizations.
• Recognized by the Nashville Business Journal as one of the top five banks headquartered in the Nashville area for small business lending.
Reliant offers a variety of account types to help customers make the most of their money.

Leadership
DeVan Ard, Jr. is the
President and CEO of
Reliant Bank. Upon completion of the merger and with his guidance, we intend to continue to develop a strong suite of competitive products, expand our branch network, and build a solid capital base that supports large lending
DeVan Ard, Jr. relationships.
President and CEO
DeVan began his banking career in 1981 at AmSouth Bank. He held various positions through 2004 before leaving to form Reliant Bank. Playing an active role in the business and nonprofit community, his current
Board positions include Chairman of the Board for the We Are Building Lives Foundation, and Board Member for the Tennessee Bankers Association and the Middle Tennessee Council of Boy Scouts of America. He is also a Member of the Rotary Club of Nashville. He is Past President of the PENCIL Foundation and is a Graduate of Leadership Nashville. He holds an MBA from the University of Alabama, Tuscaloosa and earned his BA in business administration and history from Vanderbilt University.
[Graphic Appears Here]
Our leadership team is committed to having our institutions grow together.
[Graphic Appears Here]

Expectations
The merger is expected to close in the frst quarter of 2018, and is subject to regulatory approval, approval of both Commerce Union’s and Community First’s shareholders, as well as other customary closing conditions. • Between now and closing, it will be business as usual with no changes in your current reporting structure. • An integration team will be formed that includes representatives from both banks. This team will work together to anticipate, identify and meet the needs of employees and customers, alike. It will also adopt best practices regarding products, services and technology.• Following the merger, Community First’s name and signage will change to Reliant Bank. A celebration will be planned to commemorate this milestone.• Following the merger, branch locations across the enhanced market footprint will include:
We will provide progress updates throughout the merger process and respond to any questions you may have about the merger.
Employment Q&A
How does the merger affct me and my job?As part of the merger process, we are committed to enhancing and strengthening our team. And, we pledge to keep you informed as decisions are reached and long-term plans take shape that may impact you and your position.We do expect some changes to occur naturally as we move through the merger process.The targeted completion date for the merger is the frst quarter of 2018; and the subsequent system conversion is planned in the second quarter of 2018. Once the integration team is in place, we anticipate an improved ability to map anticipated changes.
How will the merger affct my benefts?We are taking this opportunity to compare our benefts packages. We will update you on our fndings and ensure you receive the best benefts we can provide. There are a few items we can confrm at this time including:• Employees’ tenure and hire dates will remain the same.• Human Resources will keep you updated regarding any beneft plan changes as well as enrollment details as applicable.• Human Resources will keep you updated regarding any details relevant to payroll changes.
How will we communicate this to customers and answer their questions?Talking points will be provided to help you confdently answer customer questions relevant to the merger. How can I ask questions and stay informed?Regular updates will be available on the intranet and both bank websites. You are also encouraged to send any questions you have via email. Please include a relevant description in the subject line of the email and send to either HRquestions@reliantbank.com or integrationteam@reliantbank.com, as appropriate.
12 13